OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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                         August 10,2005                  FACSIMILE: 212.451.2222

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                                                  EMAIL: AFINERMAN@OLSHANLAW.COM

BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey Werbitt

                Re:   COMPUTER HORIZONS CORP. (THE "COMPANY")
                      PRELIMINARY SCHEDULE 14A FILED ON AUGUST 8, 2005
                      FILED BY THE COMPUTER HORIZONS FULL VALUE COMMITTEE
                      FILE NO. 0-07282

Dear Mr. Werbitt:

            We acknowledge receipt of the letter of comment dated August 9, 2005 from the Staff  (the  "Comment  Letter")  with  regard  to the  above-referenced matter.  We have  reviewed the Comment  Letter with The Computer  Horizons  Full
Value Committee and provide the following  supplemental  response on its behalf.
Unless otherwise indicated,  the page references below are to the marked version of the  enclosed  paper copy of the  Preliminary  Schedule 14A filed on the date hereof.  Capitalized  terms used  herein  and not  separately  defined  have the meanings  given to them in the  Preliminary  Schedule  14A.  Our  responses  are numbered to correspond to your comments.

GENERAL
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     1.     The  Committee   confirms  its  understanding  that  in  making  the
            statements  attributed to management and taken from management press
            releases,   management   conference   calls  and  the  power   point
            presentation,  all participants assume  responsibility and liability for such material upon its republication in the Proxy Statement. The disclaimer on page 19 of the Proxy Statement  expressly  disclaiming liability for certain reprinted information has been eliminated.

     2.     The  discussion of the business  prospects of Computer  Horizons has been  revised  to  identify  whether  the  views  are  those  of the

                                                               NEW JERSEY OFFICE
                                                       2001 ROUTE 46 / SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.335.7400
                                                        FACSIMILED: 973.335.8018

August 10, 2005

            Company's  management,  the  Committee or both.  See page 5 of Proxy
            Statement.

     3.     The slide-show presentation was prepared by the Company and was made available on the  Company's  Web site.  We believe on or around July
            22, 2005, the Company removed the slide-show  presentation  from its
            Web  site.  To  our  knowledge,  the  Company  issued  no  statement
            regarding  the  removal  of  the   slide-show   presentation.   This
            information has been inserted in page 7 of the Proxy Statement.  The
            Committee  does  not  know  in what  context  the  presentation  was prepared.

     4.     After the Merger was  announced,  certain  members of the  Committee reviewed  public filings  regarding the proposed Merger and spoke to various people, including Mr. Cassese, in connection with conducting their  analysis  regarding  the Merger.  Subsequent  to reaching the determination  that  the  Merger  was not in the best  interests  of shareholders,  certain  members of the  Committee,  in the course of determining what actions, if any, to take regarding their opposition to the Merger,  spoke to several  persons,  including  Mr.  Cassese, about the  Merger  and  alternative  responses.  At no point did any member of the Committee,  implicitly or explicitly,  ask Mr. Cassese to join the Committee or act as a "participant"  in the solicitation as such term is defined in Item 4 of Schedule 14A.  Furthermore,  at no point in time did any  member of the  Committee  and Mr.  Cassese directly or indirectly act in concert with the other for the purpose of acquiring, holding or disposing of securities of the Company.

PROXY STATEMENT COVER PAGE
--------------------------

     5.     The  disclosure  has been  revised as  requested.  See Cover Page of
            Proxy Statement.

PROPOSAL NO. 1 / REASONS TO VOTE AGAINST THE PROPOSED MERGER
------------------------------------------------------------

     6.     The sentence,  "It is important to note that while more than half of these costs are  expected to consist of change of control  fees from the Analysts  side,  they will be  shouldered  by Computer  Horizons shareholders" has been deleted. See page 5 of Proxy Statement.

WE BELIEVE THE EXCHANGE RATIO UNDER THE PROPOSED MERGER IS SET TOO HIGH
-----------------------------------------------------------------------

     7.     The disclosure  has been revised as requested.  See pages 4 and 6 of
            Proxy Statement.

WE BELIEVE THE COMBINED, DIRECT TRANSACTION COSTS
-------------------------------------------------

     8.     The Committee's  determination of the approximately $14.4 million in direct  transaction  costs,  including  $7.1  million  in  change of control payments, is based on the following paragraphs on page 19 of the Form S-4 and page 20 of the Company's most recent Form 10-Q:

            "IF THE  BENEFITS  OF THE  MERGER  DO NOT  EXCEED  THE  COSTS OF THE
            MERGER,  INCLUDING  THE DILUTION TO THE CHC  SHAREHOLDERS  RESULTING
            FROM THE ISSUANCE OF CHC COMMON STOCK IN CONNECTION WITH THE MERGER,

August 10, 2005

            CHC'S  FINANCIAL  RESULTS,  INCLUDING  EARNINGS PER SHARE,  COULD BE
            ADVERSELY  AFFECTED.   CHC  ESTIMATES  THAT  IT  WILL  INCUR  DIRECT
            TRANSACTION  COSTS OF APPROXIMATELY  $3,600,000  ASSOCIATED WITH THE
            MERGER,  WHICH WILL BE INCLUDED AS PART OF THE TOTAL  PURCHASE PRICE
            FOR  FINANCIAL  ACCOUNTING  PURPOSES AND HAS RESERVED AN  ADDITIONAL
            $500,000  AVAILABLE  TO BE PAID TO  SELECT  EMPLOYEES  AS  RETENTION
            BONUSES.  IN ADDITION,  ANALYSTS ESTIMATES THAT IT WILL INCUR DIRECT
            TRANSACTION  COSTS OF  APPROXIMATELY  $9,024,000  (WHICH  INCLUDES A
            POSSIBLE  ADDITIONAL CHANGE OF CONTROL PAYMENT IN THE AMOUNT OF $1.2
            MILLION,  WHICH  MAY BE MADE TO ONE  INDIVIDUAL  SHOULD HE CHOOSE TO
            TERMINATE HIS EMPLOYMENT),  WHICH WILL BE RECOGNIZED AND EXPENSED AS
            INCURRED AND HAS  RESERVED AN  ADDITIONAL  $500,000  AVAILABLE TO BE
            PAID TO SELECT  EMPLOYEES AS RETENTION  BONUSES.  IN THE  AGGREGATE,
            APPROXIMATELY  $5,897,000  OF  THIS IS  ATTRIBUTABLE  TO  CHANGE  OF
            CONTROL  PAYMENTS TO OFFICERS OF  ANALYSTS.  ADDITIONALLY,  ANALYSTS
            WILL  COMPENSATE  MESSRS.  BAKER,   STEICHEN,   AND  BAMBERGER,   IN
            CONSIDERATION  FOR  THEIR  AGREEMENT  TO  WAIVE  CHANGE  OF  CONTROL
            PROVISIONS IN THEIR EMPLOYMENT  AGREEMENTS  AND/OR CHANGE IN CONTROL
            AGREEMENTS.  THIS  COMPENSATION  WILL BE IN THE  FORM OF  RESTRICTED
            STOCK AND CASH PAYMENTS.  THE AGGREGATE COST TO THE COMBINED COMPANY
            WITHOUT THESE WAIVERS WOULD HAVE BEEN APPROXIMATELY $6.5 MILLION. AS
            A RESULT  OF  OBTAINING  THESE  WAIVERS,  THE  COST TO THE  COMBINED
            COMPANY  IS  $570,000  IN  CASH  AND  305,000   SHARES  OF  ANALYSTS
            RESTRICTED STOCK.  OTHER  NON-OFFICERS OF ANALYSTS WILL RECEIVE CASH
            PAYMENTS  AND ANALYSTS  RESTRICTED  STOCK  AGGREGATING  $168,000 AND
            72,000  SHARES,  RESPECTIVELY,  IN  EXCHANGE  FOR  CHANGE OF CONTROL
            WAIVERS.  CHC AND ANALYSTS  BELIEVE THE  COMBINED  COMPANY MAY INCUR
            CHARGES TO OPERATIONS,  WHICH CANNOT BE REASONABLY ESTIMATED AT THIS
            TIME,  IN THE  QUARTER  IN WHICH  THE  MERGER  IS  COMPLETED  OR THE
            FOLLOWING QUARTERS, TO REFLECT COSTS ASSOCIATED WITH INTEGRATING THE
            TWO  COMPANIES.  THERE CAN BE NO  ASSURANCE  THAT CHC WILL NOT INCUR
            ADDITIONAL  MATERIAL  CHARGES  IN  SUBSEQUENT  QUARTERS  TO  REFLECT
            ADDITIONAL  COSTS  ASSOCIATED WITH THE MERGER AND THE INTEGRATION OF
            THE TWO COMPANIES."

            "IF  THE  MERGER  WITH   ANALYSTS   INTERNATIONAL   CORPORATION   IS
            CONSUMMATED,  THE COMPANY WILL BE OBLIGATED TO PAY CHANGE OF CONTROL
            PAYMENTS  TO  TERMINATED   EMPLOYEES  TOTALING   APPROXIMATELY  $5.9
            MILLION.  IN  ADDITION,  APPROXIMATELY  $0.7 MILLION WILL BE PAID TO
            INDIVIDUALS  WHO HAVE WAIVED  THEIR RIGHTS TO RECEIVE SUCH CHANGE OF
            CONTROL  PAYMENTS  AND A PAYMENT OF $1.2  MILLION MAY BE MADE TO ONE
            INDIVIDUAL SHOULD HE CHOOSE TO TERMINATE HIS EMPLOYMENT."

            Based  on  a  reading  of  both  sections  together,  the  Committee calculated the transaction costs as follows:

            (a)    The $14.4 million in  transaction  costs is comprised of: (a)
                   Computer  Horizons' direct  transaction  costs of $3,600,000,
                   (b) Computer Horizons' contribution to a retention bonus fund of  $500,000,  (c)  Analysts'  direct  transaction  costs  of
                   $9,024,000,  (d) Analysts'  contribution to a retention bonus fund of $500,000,  (e) Analysts' cash compensation to Messrs.
                   Baker,  Steichen,  and Bamberger in the amount of $570,000 in exchange  for change in control  waivers,  and (f)  Analysts'
                   cash  compensation  to other  non-officers  in the  amount of
                   $168,000 in  exchange  for change in control  waivers,  for a total of  $14,362,000,  which has been rounded to $14,400,000 in the Proxy Statement.

August 10, 2005

            (b)    The $7.1  million in change in control  payments  included in the $14.4 million in total  transaction costs is comprised of
                   (a) the $5,897,000 attributable to change in control payments to officers of Analysts,  and (b)  $1,200,000 in the possible additional change in control payment to one individual, for a total of $7,097,000,  which has been rounded to $7,100,000 in the Proxy Statement.

THE COMMITTEE'S REQUEST TO CALL A SPECIAL MEETING OF SHAREHOLDERS
-----------------------------------------------------------------

     9.     The  Committee  is in the  process of  reviewing  the resumes of and conducting  interviews with various potential director nominees.  As of the date hereof, the Committee has not selected any individual to serve as a director nominee and the slate of director  nominees will not be  finalized  until the  Committee  has  concluded  its  review process.  This  disclosure has been inserted in page 18 of the Proxy
            Statement.

                                    * * * * *

            We  appreciate  the  Staff's  comments  to  the  Committee's   proxy
materials.  The Committee has complied with all of the Staff's comments.  As you know,  the Company's  Form S-4 has gone  effective and we have  responded to the
Staff's  comments  within 1 business  day.  In order for the  Committee  to have adequate time to solicit  proxies and for  shareholders  not to be prejudiced by not having enough time to review both the Company's  and the  Committee's  proxy materials,  we  respectfully  request  the Staff not to object to the  Committee filing definitive proxy materials.

            The Staff is invited to contact the undersigned with any comments or questions it may have. We would  appreciate your prompt advice as to whether the
Staff has any further comments.

                                           Very truly yours,

                                           /s/ Adam W. Finerman
                                           Adam W. Finerman

Enclosures

cc:  Eric Rosenfeld
     Alan Bazaar